October 4, 2007

Re:	VIVO Participações S.A. Form 20-F for the year ended December 31, 2006 Filed May 3, 2007 File No. 333-09470

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

On behalf of Vivo Participações  S.A., a Brazilian corporation (“Vivo”), please find attached as Attachment A Vivo’s response to the Staff’s comments included in its letter dated September 6, 2007 in connection with its review of Vivo’s Form 20-F for the year ended December 31, 2006 (“2006 20-F”).

Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

                                                      Very truly yours

                                                        /s/ Andrés V. Gil

  Andrés V. Gil

Attachment

cc w/att:        Mr. Ernesto Gardellian
Mrs. Cristiane Barretto
                     Mr. Carlos César Mazur

Attachment A

Vivo Participações. S.A.

Form 20-F For the Year Ended December 31, 2006
Financial Statements and Notes
37.Summary of the Differences between Brazilian GAAP and US GAAP
(o) Revenue recognition, page F-87

1.      We note for US GAAP reporting purposes that “sales of handsets, along with the related costs of the handsets, are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue related to the handset sales is recognized on the date of sale”. Please address the following comments.

a.       Clarify for us if the handsets are sold in a bundled arrangement with monthly subscription and other service deliverables. If so, explain to us how you account for them as separate units of accounting under US GAAP. Refer to EITF 00-2 1.

We advise the Staff that our handsets are sold in a bundled arrangement with cellular service contracts. We have considered whether these handsets represent a separate unit of accounting under EITF 00-21 and believe that the criterion in paragraph 9a has not been met because the handsets do not have value to the customer on a stand-alone basis. As of December 31, 2006, we sold only TDMA and CDMA technology handsets, which are not compatible with the GSM technology used by all of our competitors. Consequently, our customers are unable to use our handsets with a different service provider.  Additionally, we do not accept resold handsets for use on our network and consequently, the handsets cannot be resold to new or existing Vivo customers.

b.
Explain to us your US GAAP basis in amortizing the sales and the related costs of the handsets over their estimated useful lives except for the case of a loss, in which you would recognize the loss upfront upon the day of sale.

We advise the Staff that, as mentioned above, we believe that the sale of handsets does not represent a separate earnings process. Consequently, under US GAAP, we defer the revenues relating to the sale of the handsets and the related costs of the sale of handsets similar to a non-refundable activation fee as discussed in Section A.3 of SAB Topic 13. As most of our handsets are sold below cost in connection with the subscription, the cost of the handsets in excess of the related revenue is recognized as an upfront loss upon the day of the sale. Additionally, we do not consider revenues relating to the service contracts in our analysis of the bundled arrangement because these revenues are not guaranteed. The service contracts typically have terms from one to two years and do not include any other non-refundable fees. While the contracts include cancellation penalties, we do not have a history of charging these penalties. We believe that the recognition of a loss for the excess of cost over revenues is consistent with the following response to Question 5 of the abovementioned section of SAB Topic 13:

“When both costs and revenue (in an amount equal to or greater than the costs) are deferred, the staff believes that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.”

We believe that the deferred revenue should be recognized over a period that is consistent with the estimated contractual relationship with our subscribers. As described above, the service contracts with our customers have terms from one to two years. Consequently, we amortize deferred revenues and costs of the sale of handsets over a period of 18 months.

As described in Note 37 o.(iii) to our consolidated financial statements, under Brazilian GAAP, the sale of the handset is recognized on the day of the sale and consequently, this difference in accounting has no impact on net loss or shareholders’ equity.

Reconciliation of the net income (loss) difference between Brazilian GAAP and US GAAP. page F-93

2.       Tell us and disclose in detail the nature of the US GAAP adjustment line items “Merger of TSD, TLE, CRT and TCO” (369,079 thousand reais) and “Reversal of goodwill reserve” (294,094 thousand reais) in the reconciliation.

We advise the Staff that the US GAAP adjustment line item “Merger of TSD, TLE, CRT and TCO” represents the purchase accounting US GAAP adjustment relating to the acquisitions of the minority interests in these entities. Under Brazilian GAAP, purchase accounting is not applied to share exchanges for minority interest. The following table breaks down the composition of the income statement impact of this adjustment:

Description:	(in thousands of reais)
Depreciation of property, plant and equipment	89,950
Amortization of customer list intangible asset	278,486
Amortization of intangible asset related to concession	643
______
369,079

We advise the Staff that the US GAAP adjustment line item “Reversal of goodwill reserve” amounting to 294,094 thousand reais represents the recognition of the write-off of the tax loss carryforwards of its subsidiaries that became unrecoverable under Brazilian tax laws when these companies were merged with Vivo during the year ended December 31, 2006. Under Brazilian GAAP, the write-off was recorded directly in shareholders’ equity. Under US GAAP, the write-off is recorded in the income statement.

We will enhance the disclosures relating to the above items in future filings.

(f) Merger of TSD, TLE, CRT, TCO into Vivo Participações, page F-80

3.
We note that the merger of TSD, TLE, CRT and TCO into Vivo Participações (“Vivo”) in 2006 involves the equity interests you have already owned as well as the purchase of the minority interests of TCO. Since TSD, TLE, CRT and TCO are considered entities under common control, tell us how you have accounted for the merger (other than the purchase of the minority interests) under US GAAP. If your Brazilian GAAP accounting policy differs from US GAAP, tell us where you have recorded the difference in Note 37.

We advise the Staff that under both Brazilian and US GAAP, the merger (other than the purchase of the minority interests) was accounted for in a manner similar to a pooling-of-interests, using the historical carrying values of the merged entities for all years presented. Consequently, no US GAAP difference was recorded in Note 37 for this item. As discussed in our response to Comment No. 2 above, a US GAAP difference arises relating to the purchase of the minority interests.

Asset Retirement Obligations

4.
We note from page 42 that you have leased several cellular sites for your telecommunication network equipments. In this regard, tell us and disclose your accounting policy for asset retirement obligations under SFAS 143 and the amounts you have recorded for the years presented. If your Brazilian GAAP accounting policy differs from US GAAP, tell us where you have recorded the difference in Note 37.

We advise the Staff that, pursuant to our lease agreements, we are contractually obligated to dismantle and remove our telecommunication network equipment from the cellular sites at the end of the respective lease terms. Under Brazilian GAAP, we record the fair value of the liability for these asset retirement obligations at the inception of the lease contract. The fair value is determined using the present value of the estimated dismantlement and removal costs. The asset retirement cost is recorded as an increase to the carrying amount of our telecommunications equipment and depreciated over the useful life of the related equipment. A periodic increase in the carrying amount of the liability due to the passage of time is recorded as operating expense. Any revisions to the asset retirement obligation, after the accretion expense, result in adjustments to the capitalized asset retirement costs. As of December 31, 2006 and 2005, asset retirement obligations totaled R$129,907 and R$81,237, respectively, and are disclosed in Note 21 – Other Liabilities – “Provision for disassemble.” Since our accounting policy for asset retirement obligations under Brazilian GAAP is consistent with the accounting required under SFAS No. 143, no US GAAP difference was recorded in Note 37. We will enhance the disclosures relating to the accounting for asset retirement obligations in future filings.

VIVO PARTICIPAÇÕES  S.A.

COMPANY STATEMENT

On behalf of Vivo Participações S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its 2006 annual report filed on Form 20-F (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, I have executed this acknowledgement of the Company on this 4th day of October, 2007.

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Name: Roberto Oliveira de Lima
Title: Chief Executive Officer

By:	/s/ Ernesto Daniel Gardelliano
Name:	Ernesto Daniel Gardelliano
Title:	Chief Financial Officer